EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, P&F Industries, Inc. (the “Corporation”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is our Class A Common Stock.

Description of Class A Common Stock

The following description of our Class A Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (as amended on September 19, 2016) (the “Bylaws”). The Certificate of Incorporation and Bylaws are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law (“DGL”), for additional information.

Authorized Capital Shares

Pursuant to our Certificate of Incorporation our Board of Directors is authorized to issue 7,000,000 shares of Class A Common Stock, $1 par value per share (“Class A Common Stock”) in addition to 2,000,000 shares of Class B Common Stock, $1 par value per share, and 2,000,000 shares of preferred stock, par value $10 per share. As of March 19, 2021, there were 3,181,286 shares of our Class A Common Stock outstanding and no other shares outstanding. The outstanding shares of our Class A Common Stock are fully paid and nonassessable.

Voting Rights

Except as otherwise provided by law or by this Certificate of Incorporation, and subject to the rights of holders of outstanding shares of preferred stock that may be issued in the future, the holders of Class A Common Stock shall have the sole right to vote at meetings of stockholders and shall be entitled to one vote per share; however, in case there shall be presented for approval any proposal to: (a) effect a merger or consolidation of the Corporation; (b) dissolve the Corporation; or (c) sell, lease or exchange all or substantially all of the property and assets of the Corporation, then the holders of Class B Common Stock, if any, shall also have the right to vote on such proposal, voting together with the holders of Class A Common Stock as a single class. Our Class A Common Stock does not have cumulative voting rights. Elections of directors are determined by a plurality of the votes cast, and for all other matters, the affirmative vote of a majority of the shares of stock present or represented at the meeting shall be the act of the stockholders. Our Board of Directors is classified, consisting of three classes of directors serving staggered three-year terms.

Dividend Rights

Subject to the rights of holders of outstanding shares of preferred stock that may be issued in the future, the holders of Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. To the extent there are any shares of Class B Common Stock outstanding, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, share for share, in such dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock that may be issued in the future, holders of Class A Common Stock (together with holders of Class B Common Stock, if any) will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Other Rights and Preferences

Our Class A Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

The Class A Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “PFIN.”

Change of Control Provisions

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in control of the Corporation or change in the Corporation’s management, including transactions that stockholders might otherwise deem to be in their best interests. In addition to provisions of the DGL, as well as the provisions described above, the Certificate of Incorporation and Bylaws include the following provisions:

(a)	vacancies on our Board of Directors, and any new director positions created by the expansion of our Board of Directors, may be filled only by a majority of the directors then in office, subject to certain exceptions;

(b)	our Bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our Board of Directors and other proposals for business to be brought before an annual meeting of our Stockholders;

(c)	our Board of Directors may issue shares of preferred stock, with designations, rights and preferences as may be determined from time to time by our Board of Directors;

(d)	our Bylaws may only be amended by our Board of Directors; and

(e)	our Bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board, our President or our Board of Directors.